SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2007

Commission File Number 001-32748

CORRIENTE RESOURCES INC.
(Translation of registrant's name into English)

520 - 800 West Pender Street, Vancouver, British Columbia, CANADA V6C 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _____             Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____             No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1.	News release, dated April 25, 2007 - "Communities Push Federal Government To Lift Suspension At Mirador"

Disclosure statements as required by National Instrument 43-101 are available at our website www.corriente.com

"NEWS RELEASE"
For Immediate Release TSX: CTQ, AMEX: ETQ	April 25, 2007

COMMUNITIES PUSH FEDERAL GOVERNMENT TO LIFT SUSPENSION AT MIRADOR

VANCOUVER, BRITISH COLUMBIA, April 25, 2007 – In addition to the company’s current and planned discussions with the federal government, local communities are continuing to lobby the government of Ecuador through the offices of the Ministry of Mines to lift the suspension of development activities at the Mirador Project site in southern Ecuador. Corriente has obtained copies of letters from a variety of groups including the Shuar Federation of Zamora-Chinchipe, Tundayme Parish Board, El Pangui County Consortium of Parish Boards and nine Shuar communities in Canton Gualaquiza and Bomboiza. These groups represent a broad and representative cross-section of the local stakeholders that will be impacted by the development of the Mirador copper-gold project.

The determination of the communities to have their voice heard is reflected in some of the comments directed towards the government of Ecuador. These comments include those from the Pangui Parish which said, "We respectfully request that the work suspension of EcuaCorriente be lifted immediately….As residents of this forgotten corner in our native country, we are the true witnesses of the importance of Ecuacorriente’s contribution to the development of our communities." Another voice was heard in the Shuar community letter from the Bomboiza and Gualaquiza Cantons which said, "We, the undersigned, respectfully request that the work suspension of EcuaCorriente be lifted with immediate effect. Due to the work suspension, a conflict between neighbors has arisen. We feel that it has been provoked on the basis of bad intentions and erroneous information from ecological and religious groups, identified as activists against mining…". Finally, a comment from the Shuar Federation of Zamora Chinchipe calls for "….the immediate resumption of the technical and social activities that the company EcuaCorriente has been performing in the Pangui and Tundayme Parishes. Our request is based on our right for self-determination, which is guaranteed in the constitution, in order to decide our future…".

Ken Shannon, CEO of Corriente commented, "Corriente has always been committed to full environmental responsibility to our local communities who are counting on us for jobs and other benefits, such as significantly improved housing, medical services and education. We see a bright future for the people of our communities and those in other regions in the country from responsible and co-operative modern mining activities. We are very encouraged to see them standing solidly with us in our combined efforts."

Corriente is supportive in helping the voice of these local communities be heard by all parties concerned as part of an extensive civil dialogue that is vitally important to the future of all Mirador stakeholders. We believe that the will of the people, as voiced by these letters, will lead to a decision by the government to allow activities to resume and we look forward to joining with our communities for a responsible mining future at Mirador.

520 – 800 West Pender Street, Vancouver, B.C. V6C 2V6
T (604) 687-0449     F (604) 687-0827     Email copper@corriente.com

ABOUT CORRIENTE

Mirador is one of the few new, sizeable copper projects available for near-term production. Corriente controls a 100% interest in over 60,000 hectares located within the Corriente Copper Belt, Ecuador. The Belt currently contains four copper and copper-gold porphyry deposits: Mirador, Mirador Norte, Panantza and San Carlos.

"Ken Shannon"

Kenneth R. Shannon
Chief Executive Officer

For further information, please contact Mr. Dan Carriere, Senior Vice-President at (604) 687-0449 or see our web site at www.corriente.com.

Certain statements contained in this News Release constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company’s plans to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth in the company’s continuous disclosure filings as found at www.sedar.com ..

520 – 800 West Pender Street, Vancouver, B.C. V6C 2V6
T (604) 687-0449     F (604) 687-0827     Email copper@corriente.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORRIENTE RESOURCES INC.
(Registrant)

Date: April 25, 2007
By:	/S/ DARRYL F. JONES
Name: Darryl F. Jones
Title: Chief Financial Officer